FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Directorate Change

22 May 2023   07:05 BST

Non-Executive Board Appointment

AstraZeneca PLC announced today that Anna Manz has been appointed as a Non-Executive Director and a member of the Audit Committee with effect from 1 September 2023.

Anna is currently an Executive Director and the Group Chief Financial Officer of London Stock Exchange Group plc.

Michel Demaré, Chair of AstraZeneca, said "We are delighted to welcome Anna to the AstraZeneca Board. She brings extensive cross-sector business skills and knowledge to the Board, having held international roles in North America and Asia Pacific and served as an executive and non-executive in large, listed companies. Anna's significant financial and strategic leadership experience, including in areas such as risk, treasury and accounting, will enable her to fully contribute to the work of our Audit Committee."

Biographical details - Anna Manz
Anna joined London Stock Exchange Group plc in November 2020 as Chief Financial Officer, ahead of the $27 billion acquisition of Refinitiv. From 2016 - 2020, she was an Executive Director and the Chief Financial Officer of Johnson Matthey Plc and led its Finance, Procurement and IT functions. Prior to joining Johnson Matthey, Anna spent 17 years at Diageo plc in a number of senior finance roles, including Chief Strategy Officer and as a member of the Executive Committee. She brings extensive expertise in accounting, corporate finance and mergers and acquisitions, as well as experience of business diversification and transformation.

Anna has been a Non-Executive Director of ITV plc since 2016 and has served on its Audit Committee and Remuneration Committee for most of that period. She will step down as a Non-Executive Director of ITV at the end of August this year.

Except as set out above, no disclosure obligations arise under paragraphs (1) to (6) of LR 9.6.13 R of the UK Financial Conduct Authority's Listing Rules in respect of this appointment.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 May 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary